UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | TRADING STATEMENT FOR THE FINANCIAL
HALF YEAR ENDING 31 DECEMBER 2019 AND UPDATE ON BALANCE SHEET
MANAGEMENT

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

TRADING STATEMENT FOR THE FINANCIAL HALF YEAR ENDING 31 DECEMBER 2019
AND UPDATE ON BALANCE SHEET MANAGEMENT

The Company hereby advises that for the half year ending 31 December 2019:
•   Headline earnings per share (HEPS) are expected to decrease by at least 20%, or
R4,65, compared to the HEPS of R23,25 reported for the period ended
31 December 2018; and
•   Earnings per share (EPS) are expected to decrease by at least 20%, or R4,78, compared to EPS of R23,92 reported for the period ended 31 December 2018.

A more detailed trading statement will be published as soon as more certainty has been attained with respect to the range of the decrease in HEPS and EPS.

Our results for the six months ending 31 December 2019 may be further affected by adjustments resulting from our half year-end closure process. This may result in a change in the estimated earnings noted above. This trading statement only deals with the comparison to the prior period.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol's results for the financial half year ending 31 December 2019 will be announced on Monday, 24 February 2020.

The Company has taken a number of actions consistent with its ongoing commitment to balance sheet flexibility, access to liquidity, and maintaining an optimal funding mix. This includes putting in place incremental liquidity through a US$1 billion syndicated loan facility with Bank of America, Citi, Mizuho and MUFG of up to 18 months and two bilateral facilities with a combined quantum of US$250 million, and a tenor of two years. These facilities enhance the Company’s US$ liquidity position during the peak gearing phase as the Lake
Charles Chemicals Project ramps up. These incremental facilities should not affect Sasol’s net debt position.

In these new facilities, consistent with the Company’s existing revolving credit facility and
US$ Term Loan facility, the covenant has been set at 3,0x net debt: earnings before interest, taxation, depreciation and amortisation (EBITDA). However, across all of these facilities, the lenders have agreed that for the financial reporting periods ending
December 2019 and June 2020 the covenant will be increased to 3,5x.

Sasol remains committed to its investment grade credit rating. Sasol is currently rated
BBB-/A-3 and Baa3/P-3 by S&P and Moody’s respectively.
25 November 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-
looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous
Improvement (CI) initiative, our climate change strategy and business performance outlook.
Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”,
“endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States
Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-
looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 November 2019
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary